April 30, 2008.

Approval of dividends payment

At the Ordinary Stockholders Meeting of Aracruz Celulose S/A (the “Company”) held on the date hereof, it was unanimously approved the payment of dividends, at the total amount of R$ 200,000,000.00 (two hundred million Reais), equivalent to R$ 183.79720518 per 1,000 (one thousand) common shares and R$ 202.17692570 per 1,000 (one thousand) preferred “A” and “B” shares. The dividends will be paid in addition to the Interest on Shareholders Equity already paid on April 17, July 11 and October 17, 2007, and January 16, 2008, and the record date in Brazil will be May 2nd, 2008.

Due to the current floating exchange rate, the Company cannot predict any specific exchange rate for the conversion of the amount to be paid into U.S. Dollars at the time of payment thereof.

The payment of Dividends will be made by Citibank, the Depositary, on or about May 21, 2008 to holders of record as of May 7, 2008.

For further information, please contact: André Luiz Gonçalves Investor Relations Manager Tel (55-11) 3301-4131 invest@aracruz.com.br

ARACRUZ CELULOSE S.A. - Rodovia Aracruz-Barra do Riacho, s/nº - Aracruz, ES - Brasil - 29197-000 - Tel.: (27) 3270-2122 - Fax: (27) 3270-2136 - SÃO PAULO (SP) - Av. Brigadeiro Faria Lima, 2277 - 4º andar - São Paulo, SP - Brasil - 01452-000 - Tel.: (11) 3301-4111 - Fax: (11) 3301-4202 - GUAÍBA (RS) - Rua São Geraldo, 1800 - Guaíba, RS - Brasil - 92500-000 - Tel.: (51) 2139-7111 - Fax: (51) 2139-7111 - ARUS - FUNDAÇÃO ARACRUZ DE SEGURIDADE SOCIAL - Rodovia Aracruz-Barra do Riacho, Km 25 - Caixa Postal 331011 - Aracruz, ES - Brasil - 29197-000 - Tel.: (27)3270-2122 - Fax: (27)3270-2763 - ARACRUZ PRODUTOS DE MADEIRA S.A. - Rodovia BR 418, Km 37 - Posto da Mata, BA - Brasil -45928-000 - Tel.: (73) 209-1293 - Fax: (73) 209-1162 - ARACRUZ CELULOSE INC. - 16300 NE 19th Ave., Suite 210 North Miami Beach, FL - 33162 - USA - Tel.: 1 (305) 940-9762 - Fax: 1 (305) 940-9763 - ARACRUZ (EUROPE) S.A. - Av. Reverdil, 12-14 - CH-1260 - Nyon, Switzerland - Tel: 41 (22) 994-9030 - Fax: 41 (22) 994-9040 - ARACRUZ TRADING INTERNATIONAL LTD. - Akácos út 11 - H-2161 - Csomád, Hungary - Tel.: 36 (28) 566-576 - Fax: 36 (28) 566-575 - ARACRUZ TRADING INTERNATIONAL LTD. (China) - 2501-2 Great Eagle Centre - 23 Harbour Road - Wanchai - Hong Kong - SAR - Tel.: (852) 2866-7956 - Fax: (852) 2865-2423 - ARACRUZ CELULOSE S.A. BEIJING REPRESENTATIVE OFFICE - Towercrest Plaza, Suite 724 - 3, Mai Zi Dian West Road - Chao Yong District - Beijing 100016 - China - Tel.: (86)1-6467-4335 - Fax: (86)1-6467-4339